================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                SCHEDULE 14D-1/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                                 ---------------

                              COMAIR HOLDINGS, INC.
                                (Name of Issuer)

                              DELTA AIR LINES, INC.
                         DELTA AIR LINES HOLDINGS, INC.
                               KENTUCKY SUB, INC.
                                    (Bidders)

                                 ---------------

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                 ---------------

                                   199789 10 8
                      (CUSIP Number of Class of Securities)

                                 ---------------

                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                 ---------------

                                 With Copies to:

                                 Joseph Rinaldi
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

                                 ---------------

                                October 22, 1999


      (Date Tender Offer First Published, Sent or Given to Security Holder)

================================================================================

      CUSIP No. 199789 10 8

                                     14D-1/A


1.    NAMES OF REPORTING PERSONS

      Delta Air Lines, Inc.

      IRS IDENTIFICATION NO. 58-0218548


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [ ]
                                                                        (b)  [ ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS

      BK

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(e) OR 2(f)                                                           [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,072,655

8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      22.06%

10.   TYPE OF REPORTING PERSON

      CO

      CUSIP No. 199789 10 8

                                     14D-1/A


1.    NAMES OF REPORTING PERSONS

      Delta Air Lines Holdings, Inc., a wholly owned subsidiary of Delta Air Lines, Inc.

      IRS IDENTIFICATION NO. 510323487

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [ ]
                                                                        (b)  [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

      AF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(e) OR 2(f)                                                           [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,072,655

8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      22.06%

10.   TYPE OF REPORTING PERSON

      CO

      CUSIP No. 199789 10 8

                                     14D-1/A


1.    NAMES OF REPORTING PERSONS

      Kentucky Sub, Inc., an indirect wholly owned subsidiary of Delta Air Lines, Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      AF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(e) OR 2(f)                                                           [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      KENTUCKY

7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,072,655

8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      22.06%

10.   TYPE OF REPORTING PERSON

      CO

      This Amendment No.2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (as previously amended, the "Schedule 14D-1") filed on October 22, 1999 by (i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii) Kentucky Sub, Inc., a Kentucky corporation and an indirect, wholly owned subsidiary of Delta ("Kentucky Sub") and (iii) Delta Air Lines Holdings, Inc., a Delaware corporation and a direct whollyowned subsidiary of Delta ("Delta Holdings"), relating to the offer by Kentucky Sub to purchase all of the issued and outstanding shares (the "Shares") of common stock, no par value, of Comair Holdings, Inc., a Kentucky corporation ("Comair"), at a price of $23.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2) to the
Schedule 14D-1.

      Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 14D-1.

Item 3.    Past Contacts, Transactions or Negotiations with the Subject Company

      Items 3(a)-(b) are hereby amended and supplemented as follows:

      The first paragraph under "Special Factors--Background of the Offer" in the Offer to Purchase that is incorporated by reference in Items 3(a)(b) of the
Schedule 14D-1 is hereby amended and supplemented by deleting the last sentence therefrom and replacing it with the following sentence: "Delta and Comair have agreed to extend the Delta Connection Agreement on a month-to-month basis after its expiration."

Item 10.   Additional Information

      Item 10(f) is hereby amended and supplemented as follows:

      1. The first sentence of the second paragraph under "Introduction" in the Offer to Purchase that is incorporated by reference in Item 10(f) of the
Schedule 14D-1 is hereby deleted and replaced in its entirety with the following sentences:

      "Tendering shareholders who have Shares registered in their name and who tender directly to the Depositary will not be charged brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Kentucky Sub pursuant to the Offer. Shareholders who hold their shares through a broker, dealer, commercial bank or trust company should consult with such institution as to whether there are any fees applicable to a tender of Shares."

      2. The first paragraph under "The Tender Offer--Acceptance for Payment and Payment for Shares" in the Offer to Purchase that is incorporated by reference in Item 10(f) of the Schedule 14D-1 is hereby deleted and replaced in its entirety with the following paragraph:

      "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Kentucky Sub will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the Expiration Date, if the conditions to the Offer have been satisfied or waived. In addition, subject to the applicable rules of the SEC, Kentucky Sub expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law, including the HSR Act."

      3. The first two paragraphs under "Special Factors--Interests of Certain Persons in the Offer and the Merger--Non-Employee Directors" in the Offer to Purchase that is incorporated by reference in Item 10(f) of the Schedule 14D-1 are hereby deleted and replaced in their entirety with the following two paragraphs:

      "Comair and each of Peter H. Forster, John A. Haas, Gerald L. Wolken, Robert H. Castellini, Christopher J. Murphy, III and Raymond A. Mueller (the "Non-Employee Directors") executed certain agreements dated as of August 10, 1999, in connection with the additional services and responsibilities required by any change in control situation. On August 10, 1999, the compensation committee of the Comair Board authorized the terms of these agreements, and such agreements were confirmed at a meeting of the Comair Board on October 1, 1999. Upon a "Change in Control" of Comair, each Non-Employee Director is entitled to receive a lump-sum payment equal to such director's earned but unpaid director's fees for the period through and including the date of the Change in Control and an amount equal to five times the annual director's fees, including fees for meetings and as chairman of any committees. The Non-Employee Directors' agreements also provide for travel privileges on Comair flights to each Non-Employee Director and his spouse for their respective lives, and to such Director's dependent children for a specified period. According to Comair's proxy statement for the July 2, 1999 annual meeting of Comair's shareholders, the basic annual director fee paid to Non-Employee Directors of Comair is $20,000. In addition, each Non-Employee Director receives $1,500 per year for each committee on which he is a member, and committee chairmen receive an additional $1,500 annually. The acceptance of Shares for payment in the Offer will constitute a Change in Control for purposes of these agreements.

      The foregoing description of the Non-Employee Directors' agreements does not purport to be complete and is qualified in its entirety by reference to the Non-Employee Directors' agreements which are filed as Exhibits (c)(8) through
(c)(13) to the Schedule 14D-9, and are incorporated herein by reference."

      4. The heading "The Tender Offer--Certain United States Federal Income Tax Consequences" in the Offer to Purchase that is incorporated by reference in
Item 10(f) of the Schedule 14D-1 is hereby amended by deleting the word
"Certain".

      5. The description under paragraph (b) Reasons for the Recommendation of the Board of Directors under the heading "Special Factors--Recommendation of the Comair Board; Fairness of the Offer and the Merger" in the Offer to Purchase that is incorporated by reference in Item 10(f) of the Schedule 14D-1 is hereby amended by deleting paragraph (v) and replacing it with the following paragraph:

      "(v) That Morgan Stanley's analysis demonstrates that if the Delta Connection Agreement was amended or altered as provided by the Initial Delta Proposal or the Intermediate Proposal, the Shares might be expected to trade in the range from $5.00 per Share to $10.00 per Share, and that the $23.50 per Share in cash to be paid in the Offer and the Merger represented a premium of approximately 135% to the $10.00 trading value and a premium of approximately 370% to the $5.00 trading value;"

      6. The description under paragraph (b) Reasons for the Recommendation of the Board of Directors under the heading "Special Factors--Recommendation of the Comair Board; Fairness of the Offer and the Merger" in the Offer to Purchase that is incorporated by reference in Item 10(f) of the Schedule 14D-1 is hereby amended by adding the following immediately after paragraph (xi) thereof:

                "(xii) That the $23.50 per Share in cash to be paid in the Offer and the Merger represented a premium of approximately 31% to the closing price of the Shares on October 15, 1999, the last full day of trading prior to the announcement of the execution of the Merger Agreement.

                While the Comair Board noted that (i) the Offer price of $23.50 was less than the highest sales price per Share of $29.00 as reported on the Nasdaq National Market System in the fifty-two weeks prior to the announcement of the Offer and (ii) that the Offer price of $23.50 was less than the highest price of $24.75 which Comair had paid for Shares in the fifty-two weeks prior to the announcement of the Offer, the Comair Board did not consider either of these to be material factors given the Comair Board's expectation of the price at which the Shares might be expected to trade following the renegotiation or termination of the Delta Connection Agreement. The Comair Board is not aware of any firm offers made by any person other than Delta and its affiliates during the 18 months preceding the announcement of the

           Offer for a merger or consolidation involving Comair or the sale or other transfer of all or any substantial part of the assets of Comair or securities of Comair which would enable the holder thereof to exercise control of Comair."

      7. The description under the caption "Special Factors--Opinion of Financial Advisor to the Comair Board" in the Offer to Purchase that is incorporated by reference in Item 10(f) of the Schedule 14D-1 is hereby amended and restated in its entirety as follows:

      "Comair retained Morgan Stanley to act as its financial advisor in connection with the Offer and the Merger and related matters based upon Morgan Stanley's qualifications, expertise and reputation. On October 16, 1999, Morgan Stanley delivered its oral opinion to the Comair Board that, as of such date and based upon the procedures and subject to the assumptions and qualifications described to the Comair Board and later set forth in the written opinion of Morgan Stanley dated October 17, 1999, the consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders (other than Delta and its affiliates).

      The full text of Morgan Stanley's written opinion dated as of October 17, 1999, which sets forth, among other things, assumptions made, matters considered, and scope and limitations on the review undertaken (the "Morgan Stanley Opinion"), is attached as Exhibit (b)(1) to the Schedule 13E-3 (as defined below) and is incorporated herein by reference. Holders of Shares are urged to, and should, read the Morgan Stanley Opinion carefully and in its entirety. The Morgan Stanley Opinion is directed to the Comair Board and addresses the fairness of the consideration, from a financial point of view, to the holders of Shares (other than Delta and its affiliates) pursuant to the Merger Agreement and it does not address any other aspect of the Merger nor does it constitute a recommendation as to whether or not holders of Shares should participate in the Offer. The summary of the Morgan Stanley Opinion set forth in this Offer to Purchase is qualified in its entirety by reference to the full text of such opinion.

      In arriving at its opinion, Morgan Stanley (i) reviewed certain publicly available financial statements and other information of Comair; (ii) reviewed certain internal financial statements and other financial and operating data concerning Comair prepared by the management of Comair; (iii) reviewed certain financial projections prepared by the management of Comair; (iv) discussed the past and current operations and financial condition and the prospects of Comair, including Comair's expected future relationship with Delta, with senior executives of Comair; (v) reviewed the reported prices and trading activity for the Shares; (vi) compared the financial performance of Comair and the prices and trading activity of the Shares with that of certain other comparable publiclytraded companies and their securities; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (viii) participated in discussions and negotiations among representatives of Comair and Delta and their financial and legal advisors; (ix) reviewed the draft Merger Agreement and certain related documents; and (x) performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

      In rendering its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by Morgan Stanley for the purposes of the Morgan Stanley Opinion. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Comair. In addition, Morgan Stanley assumed that the Offer and the Merger would be consummated on the terms set forth in the Merger Agreement. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Comair, nor was Morgan Stanley furnished with any such appraisals. The Morgan Stanley Opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the Morgan Stanley Opinion.

      In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party, nor did it have discussions with any party other than Delta with respect to the acquisition of Comair or any of its assets.

      Below is a brief summary of certain analyses performed by Morgan Stanley and reviewed with the Comair Board on October 16, 1999, in connection with the preparation of the Morgan Stanley Opinion and with its oral presentation to the Comair Board on such date. Certain of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses of Morgan Stanley, the tables must be read together with the text of each summary. These tables alone do not constitute a complete description of Morgan Stanley's financial analysis.

      Comair management provided to Morgan Stanley projections (the "Revised Projections") for four potential outcomes: (i) the initial proposal made by Delta for the new operating agreement (the "Initial Delta Proposal"), (ii) the hypothetical intended to represent a scenario between the Initial Delta Proposal and the Comair Proposal (as defined below) (the "Intermediate Proposal"), (iii) the last Comair proposal for the new operating agreement (the "Comair Proposal") and (iv) a scenario which represented no ongoing relationship with Delta and the pursuit of certain other alternatives, including codesharing arrangements with other carriers and other commercial arrangements (the "Alternative Business Plan").

      The current unaffected market price of the Shares was not an appropriate means of valuation because it did not reflect the impact of the Revised Projections and, consequently, Morgan Stanley based its analyses on the Revised Projections. The Revised Projections are set out in the Schedule 14D-9 that was mailed to Comair shareholders with the Offer to Purchase on October 22, 1999.

      Comparable Public Company Analysis.

      As part of its Comparable Public Company Analysis, Morgan Stanley compared certain financial information of Comair with corresponding publicly available information of a group of four publiclytraded regional airline companies that Morgan Stanley considered comparable in certain respects with Comair (the "Comparable Public Companies"), which group included: Mesa Air Group, Inc.; Atlantic Coast Airlines Holdings, Inc.; SkyWest, Inc.; and Mesaba Holdings, Inc. Morgan Stanley applied a range of multiples for the Comparable Public Companies, based on certain market trading multiples, to operating data for Comair under the Comair Proposal, the Intermediate Proposal, the Initial Delta Proposal and the Alternative Business Plan to evaluate at what price the Shares might be expected to trade in the public markets in the future based on each of these proposals.

       Morgan Stanley analyzed the profitability of the Revised Projections versus the profitability of Comparable Public Companies. The profitability measure used was operating income as a percent of sales.


    Revised Projections Versus Profitability of Comparable Public Companies
    -----------------------------------------------------------------------

                                          Comparable Companies vs.      Comparable Companies vs.
             Companies                   Comair Blended 2001 Margin    Comair Blended 2003 Margin
-------------------------------------    --------------------------    --------------------------
Comair Proposal......................              25.5%                         23.5%
Initial Delta Proposal...............              14.2%                         13.5%
Intermediate Proposal................              15.4%                         15.2%
Alternative Business Plan............              12.6%                         13.5%
Atlantic Coast Airlines
   Holdings, Inc.....................              16.7%                         16.7%
Mesa Air Group, Inc..................               8.7%                         8.7%
Sky West, Inc........................              17.0%                         17.0%
Mesaba Holdings, Inc.................              10.2%                         10.2%

       Morgan Stanley then analyzed the relative performance of Comair by comparing certain market trading statistics for Comair with those of the Comparable Public Companies. The market trading information used in ratios provided below is as of October 15, 1999. The market trading information reviewed for purposes of the valuation analysis was (i) market price to estimated earnings per share for 1999, (ii) market price to estimated earnings per share for 2000, (iii) projected earnings growth and (iv) market price to estimated earnings per share for 2000 divided by projected earnings growth. Earnings per share and projected growth estimates for Comair and the Comparable Public Companies were based on median IBES estimates as of October 15, 1999. An analysis of the multiples for the Comparable Public Companies yielded the following:

                                        1999              2000        Projected 5-Year   Price/Earnings
Company                            Price/Earnings    Price/Earnings      EPS Growth         to Growth
--------------------------------   --------------    --------------   ----------------   --------------
Comair..........................        12.1x            10.6x              17%              0.62x
Atlantic Coast Airlines
   Holdings, Inc................        15.0x            10.4x              17%              0.62x
Mesa Air Group, Inc.............         9.0x             7.1x              13%              0.55x
Sky West, Inc...................        10.7x             9.2x              17%              0.54x
Mesaba Holdings, Inc............         7.1x             6.1x              18%              0.34x


      Based on the foregoing analysis, Morgan Stanley applied multiples of 7x to 11x to 2000 estimated earnings of Comair based on the Revised Projections, and calculated ranges of implied share values as follows:


                               Trading Valuation
                               -----------------

                                                                                     Equity Value
                                                                        --------------------------------------
                                                    Multiple Range         Aggregate              Per Share
                                     2000E         ---------------      ----------------      ----------------
                                 CY Earnings(1)    Low       High       Low         High      Low         High
                                 --------------    ---       ----       ---         ----      ---         ----
Comair Proposal................... $  1.69         7.0x     11.0x     $ 1,163     $ 1,827   $ 11.81      $ 18.57
Intermediate Proposal............. $  0.89         7.0x     11.0x     $   605     $   951   $  6.20      $  9.75
Initial Delta Proposal ........... $  0.71         7.0x     11.0x     $   488     $   767   $  4.96      $  7.80
Alternative Business Plan......... $  0.83         7.0x     11.0x     $   571     $   898   $  5.81      $  9.12

------------
(1)   Based on Management Projections.


      Morgan Stanley noted that the price of $23.50 proposed to be paid to the Comair Shareholders in the Offer and the Merger was above the range of the implied per share equity values of $18.57 to $4.96.

Discounted Stock Price Analysis

      As part of its discounted stock price analysis, Morgan Stanley applied the multiples of the Comparable Public Companies to the future expected earnings of Comair under the Comair Proposal, the Intermediate Proposal, the Initial Delta Proposal and the Alternative Business Plan to evaluate at what price the Shares might be expected to trade in the public markets in the future based on each of these proposals. Morgan Stanley applied a range of earnings multiples based on the comparable public company analysis to projected year 2003 earnings for each of the proposals, to imply a future stock price for Comair. The implied future stock price from this analysis was then discounted to its present value based on a range of discount rates representing the estimated cost of equity for Comair. As set forth in the chart below, such analysis, using a multiple range of 7x to 11x and a discount rate of 13% to 15%, yielded (i) a per share equity value of $11.45 to $18.96 for the Comair Proposal, (ii) a per share equity value of $7.0 -$11.66 for the Intermediate Proposal, (iii) a per share equity value of $4.99- $8.26 for the Initial Delta Proposal, and (iv) a per share equity value of $6.71-$11.11 for the Alternative Business Plan.

      No company utilized in the Comparable Public Companies analysis as a comparison is identical to Comair. In evaluating the Comparable Public Companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Comair, such as the impact of competition on the business of Comair and the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Comair or the industry or in the financial markets in general. Mathematical analyses, such as determining the average or median, is not in itself a meaningful method of using the Comparable Public Company data.

                       Discounted Stock Price Analysis(2)
                       ----------------------------------

                                                                                     Equity Value
                                                                        --------------------------------------
                                      2003         Multiple Range          Aggregate              Per Share
                                       CY         --------------        ----------------      ----------------
                                   Earnings(1)     Low       High       Low         High      Low         High
                                 --------------    ---       ----       ---         ----      ---         ----
Comair Proposal...................  $  2.49        7.0x     11.0x     $ 1,127     $ 1,866   $ 11.45        18.96
Intermediate Proposal.............  $  1.53        7.0x     11.0x     $   693     $ 1,147   $  7.04        11.66
Initial Delta Proposal ...........  $  1.08        7.0x     11.0x     $   491     $   813   $  4.99         8.26
Alternative Business Plan.........  $  1.46        7.0x     11.0x     $   660     $ 1,093   $  6.71        11.11

--------------------
(1)   Based on Management Projections.

(2)   Pro Forma 2003 share price discounted at 13.0% to 15.0%.

      Morgan Stanley noted that the price of $23.50 proposed to be paid to the Comair shareholders in the Offer and the Merger was above the range of the implied per share equity values of $18.96 to $4.99.

      Precedent Transaction Premiums Analysis

      As part of its precedent transaction premiums analysis, Morgan Stanley reviewed takeover premiums paid in precedent airline and "going private" transactions. Morgan Stanley applied a range of premiums based on such precedents to the potential trading values arrived at in the comparable public company analysis to evaluate the potential prices for the Shares. Using publicly available information, Morgan Stanley performed an analysis of two precedent transactions in the regional air carrier business segments that Morgan Stanley deemed comparable to the Offer and the Merger for purposes of an analysis of premiums paid. The two transactions constituting the Precedent Airline Transactions were (acquiror/acquiree): American Airlines, Inc./Reno Air, Inc. and Mesa Air Group Inc./CCAir, Inc. Morgan Stanley calculated that the premium to unaffected stock price in the American Airlines, Inc./Reno Air, Inc. and Mesa Air Group Inc./CCAir, Inc. transactions was 51.9% and 24.4%, respectively, with a mean of 38.2% and a median of 38.2%. After combining the results of the above transactions with data from Securities Data Corporation indicating that the mean and medium premiums paid in 76 "going private" transactions during the past five years was 37.4% and 31.8%, respectively, Morgan Stanley calculated a range of implied share values based on a range of premiums from 30% to 40% applied to the values derived from the Comparable Public Company analysis set forth above:

                            Precedent Premiums Paid
                            -----------------------

                                                                                       Equity Value
                                                                           ------------------------------------
                                                        Premium Range         Aggregate            Per Share
                                        Current         --------------     ---------------     ----------------
                                        Price(1)        Low       High     Low        High     Low        High
                                   -----------------    ---       ----     ---        ----     ---        ----
Comair Proposal..................  $ 11.81   $ 18.57    30.0%     40.0%   $ 1,511   $ 2,558   $ 15.36   $ 25.99
Intermediate Proposal............  $  6.20   $  9.75    30.0%     40.0%   $   786   $ 1,331   $  8.07   $ 13.65
Initial Delta Proposal ..........  $  4.96   $  7.80    30.0%     40.0%   $   635   $ 1,074   $  6.45   $ 10.92
Alternative Business Plan........  $  5.81   $  9.12    30.0%     40.0%   $   743   $ 1,257   $  7.55   $ 12.77
--------------------

(1)   Implied trading valuation price.


      Morgan Stanley noted that the price of $23.50 proposed to be paid to the Comair shareholders in the Offer and the Merger was at the high end of the range of the implied per share equity value of $25.99 to $6.45.

      Precedent Transaction Multiples Analysis

      As part of its precedent transaction multiples analysis and using publicly available information, Morgan Stanley performed an analysis of the precedent acquisition of ASA Holdings, Inc. by Delta. Morgan Stanley applied the multiples from the ASA transaction to the Comair operating data to evaluate the potential prices for the Shares under each of the proposals. Applying the multiples of earnings paid in the ASA transaction to the expected earnings in the Initial Delta Proposal, the Intermediate Proposal and analysts' expected earnings for Comair as compiled by IBES resulted in a range of values for Comair of $21.96 to $16.94.

      No transaction utilized in the precedent transactions analysis as a comparison is identical to the merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Comair, such as the impact of competition on the business of Comair and the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Comair or the industry or in the financial markets in general. Mathematical analyses, such as determining the average or median, is not in itself a meaningful method of using precedent transactions data.

      Morgan Stanley noted that the price of $23.50 proposed to be paid to the Comair shareholders in the Offer and the Merger was above the range of implied per share equity values of $21.96 to $16.94.

      Discounted Cash Flow Analysis

      As part of its discounted cash flow analysis, Morgan Stanley analyzed the future cash flows generated under the projections provided by Comair management for each of the Comair Proposal, the Intermediate Proposal, the Initial Delta Proposal and the Alternative Business Plan and discounted those cash flows under each such proposal to the present value in an attempt to quantify the present value of executing a business plan under each of the proposals assuming all of the projections were achieved. Morgan Stanley performed a discounted cash flow analysis of Comair for the fiscal years ended 2000 through 2004 based on each of the proposals. Unlevered free cash flows of Comair were calculated as net income plus depreciation and amortization plus deferred taxes plus other non-cash expenses plus after-tax net interest expense less capital expenditures less investment in working capital. Morgan Stanley calculated terminal values by applying a range of multiples to operating income in fiscal 2004 from 6x to 8x, representing estimated market trading multiples for regional airlines. The unlevered cash flow streams and terminal values were then discounted to the present using a range of discount rates from 11% to 13%, representing an estimated weighted average cost of capital range for Comair. The discounted values representing the aggregate values were then adjusted by adding cash and subtracting debt to arrive at implied equity values. Based on this analysis, Morgan Stanley calculated implied per share equity values for Comair of:


                        Discounted Cash Flow Analysis(1)
                        --------------------------------

                                                                                  Equity Value
                                                                     --------------------------------------
                                       WACC        Multiple Range       Aggregate             Per Share
                                  -------------    --------------    ---------------      -----------------
                                  Low      High    Low      High     Low        High      Low          High
                                  ---      ----    ---      ----     ---        ----      ---          ----
Comair Proposal................  11.0%     13.0%   6.0x     8.0x    $ 2,119   $ 2,708    $ 21.20     $ 27.09
Intermediate Proposal..........  11.0%     13.0%   6.0x     8.0x    $ 1,465   $ 1,860    $ 14.66     $ 18.61
Initial Delta Proposal ........  11.0%     13.0%   6.0x     8.0x    $ 1,004   $ 1,259    $ 10.04     $ 12.60
Alternative Business Plan......  11.0%     13.0%   6.0x     8.0x    $ 1,215   $ 1,563    $ 12.15     $ 15.64

--------------------
(1) Based on discount rates of 11.0% to 13.0%.


      Morgan Stanley noted that the price of $23.50 proposed to be paid to the Comair Shareholders in the Offer and the Merger was at the high end of the range of the implied per share equity value of $27.09 to $10.04.

       The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all its analysis as a whole and did not attribute any particular weight to any analysis or factor considered by it. Morgan Stanley believes that selecting any portion of Morgan Stanley's analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses or factors and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting for any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Comair.

      In performing its analyses, Morgan Stanley relied upon numerous assumptions provided to it by the management of Comair with respect to Comair's industry performance, general business and economic conditions and other matters, including, but not limited to, assumptions relating to Comair's deployment plan (including the number of aircraft that would be under operation, the number and the timing of the delivery of aircraft and available seat miles), cost constraints, passenger demand and operating margins as related to the continuation or the termination of the Delta Connection Agreement and the carrier market generally. The analyses performed by Morgan Stanley are not necessarily indicative of actual value, which may be significantly more or less favorable than suggested by such analyses. Such analyses were performed solely as part of Morgan Stanley's analysis of whether the consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders (other than Delta and its affiliates), and were conducted in connection with the delivery of the Morgan Stanley Opinion to the Comair Board. The analyses do not purport to be appraisals or to reflect the prices at which Comair might actually be sold.

      As described above, the Morgan Stanley Opinion provided to the Comair Board was one of a number of factors taken into consideration by Comair Board in making its determination to recommend adoption of the Merger Agreement and the transactions contemplated thereby. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinion of the Comair Board or the view of the management with respect to the value of Comair.

       The consideration to be received by the holders of Shares pursuant to the Merger Agreement was determined through negotiations between Comair and Delta and was approved by the entire Comair Board.

       The Comair Board retained Morgan Stanley based upon its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Morgan Stanley is regularly engaged in the valuation of business and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuation for estate, corporate and other purposes. Morgan Stanley has advised Comair that, in the ordinary course of its business, Morgan Stanley and its affiliates may actively trade the debt and equity securities or senior loans of Comair and Delta for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short term position in such securities. In the past, Morgan Stanley has provided investment banking services to Delta unrelated to the Offer and Merger, for which services Morgan Stanley has received compensation. In December 1998, Morgan Stanley acted as agent in connection with a private placement of Delta notes for which Delta paid Morgan Stanley a fee not in excess of $200,000, and such fee was the only fee paid by Delta to Morgan Stanley in 1998. In July 1999, Morgan Stanley acted as one of two "joint bookrunners" for Delta's public offering of $537.5 million principal amount of 8 1/8% Notes due July 1, 2039. Also in July 1999, Morgan Stanley acted as solicitation agent for a consent solicitation by Delta in respect of certain privately held debt securities; Delta paid Morgan Stanley a fee of $500,000 for serving in this capacity. Morgan Stanley and its affiliates may maintain relationships with Comair and Delta in the future.

       Pursuant to a letter agreement between Comair and Morgan Stanley, dated September 23, 1999, Comair has agreed to pay Morgan Stanley: (A) if no Merger Agreement is entered into, an "Advisory Fee" calculated depending upon the amount of time spent on assignments, or (B) if the Offer is consummated, a "Transaction Fee" equal to $10,000,000 against which any Advisory Fee will be credited. The full amount of the Transaction Fee is to be paid by Comair when control of 50% or more of the Shares changes hands. In addition to any fees for professional services, Morgan Stanley will also be reimbursed for expenses incurred in connection with Morgan Stanley's representation of Comair. Comair has also agreed to indemnify Morgan Stanley and its affiliates against certain liabilities, including liabilities under the federal securities laws, related to, arising out of or in connection with the engagement of Morgan Stanley by Comair.

       The foregoing summary does not purport to be a complete description of the analyses performed by Morgan Stanley and is qualified by reference to the Morgan Stanley Opinion attached as Exhibit (b)(1) to the Schedule 13E-3 and as Exhibit (a)(2) to the Schedule 14D-9.

       Copies of the Morgan Stanley Opinion are available for inspection and copying at the principal executive offices of Comair during regular business hours by any shareholder of Comair, or a shareholder's representative who has been so designated in writing."

                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 5, 1999                   DELTA AIR LINES, INC.


                                   By: /s/ M. Michele Burns
                                       ----------------------------------------
                                       Name:  M. Michele Burns
                                       Title: Vice President and Treasurer



                                   DELTA AIR LINES HOLDINGS, INC.


                                   By: /s/ Leslie P. Klemperer
                                       ----------------------------------------
                                       Name:  Leslie P. Klemperer
                                       Title: Vice President and Secretary



                                   KENTUCKY SUB, INC.


                                   By: /s/ Dean C. Arvidson
                                       ----------------------------------------
                                       Name:  Dean C. Arvidson
                                       Title: Secretary